SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
BRADLEY A. KLEIN (ILLINOIS) ˜	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ♦*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
♦ (ALSO ADMITTED IN ENGLAND & WALES)		LONDON
˜ (ALSO ADMITTED IN ILLINOIS)		MOSCOW
* (ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYERS		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

November 23, 2018

Confidential

Mr. Gus Rodriguez, Accounting Branch Chief

Mr. David Irving, Staff Accountant

Mr. Michael Clampitt, Senior Staff Attorney

Mr. Eric Envall, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                             9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on September 28, 2018

Dear Mr. Rodriguez, Mr. Irving, Mr. Clampitt and Mr. Envall:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 24, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 28, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.  References to the “Company” refer to 9F Inc., its subsidiaries and its consolidated affiliated entities and their respective subsidiaries, as the context requires.

Comments in Letter Dated October 24, 2018

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Business Metrics, page 3

2.                                      Please revise your next amendment to disclose here, and throughout the document as appropriate, to disclose in US dollars the loan origination volume, fixed income investment volume, approved credit limit, outstanding loan balance, and client assets of fixed income products in the respective periods presented.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement, mainly on pages 3, 4, 147 and 148.

3.                                      Please revise your next amendment to disclose the following in the Business Metrics section for the periods presented:

•                        Number of repeat borrowers;

•                        Number of active repeat investors;

•                        New borrower acquisition costs; and

•                        New investor acquisition costs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 147 of the Revised Draft Registration Statement.

Industry Overview, page 3

4.                                      We note that you are the largest online consumer finance platform in terms of outstanding balance of loans as of December 31, 2017, and the largest wealth management platform in terms of transaction volume in 2017. Please revise this section to provide some context indicating how large and how many competitors you have in these areas.

In response to the Staff’s comments, the Company has revised the disclosure on pages 4 and 142 of the Revised Draft Registration Statement to give the Staff additional context with respect to the personal consumer finance market and online wealth management market in China.

5.                                      Based on the discussions of your Investors throughout your filing, it appears that a large portion of your investment products consists of peer-to-peer loans where you fulfill a requested loan by matching it to investment subscription requests by your investors. If true, please clarify in your Wealth Management sections that peer-to-peer lending is a significant portion of the products you offer.

In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Revised Draft Registration Statement.

Corporate History and Structure, page 6

6.                                      Please revise pages 7 and 96 to indicate what business operations each of your subsidiaries perform. In addition, revise page 6 to add a brief paragraph for each entity listed on page 7 and disclose the revenues and net income for the years ended 2016 and 2017, and the amount of assets and equity at December 31, 2016 and 2017.

The Company respectfully advises the Staff that Item 4.C of the Form 20-F only requires the Company to disclose a list of the Company’s significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.  The Company further respectfully advises the Staff that Form 20-F does not require the disclosure of business operations of each of the Company’s subsidiaries, nor does Form 20-F require the disclosure of financial information of each of the Company’s subsidiaries set forth in the relevant section in the registration statement.

In addition, the asset allocation and business activities assignments among the Company’s subsidiaries are primarily a matter of internal management. Such information, even if disclosed, is not useful nor material for investors to understand the Company’s business.

Nonetheless, given that entities that the Company control and consolidate through contractual arrangements can be viewed as different from equity ownership, in response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 96 of the Revised Draft Registration Statement to disclose the net revenues and assets of its two variable interest entities, which are (x) Jiufu Jinke (together with its subsidiaries) and (y) Beijing Puhui (together with its subsidiary), and their respective percentages in terms of the Company’s total net revenues and total assets.

The Offering, page 10

7.                                      Revise to add disclosure of each class of the outstanding convertible preferred shares and disclose how many ordinary shares each class converts to as of the most recent practicable date.

The Company respectfully advises the Staff that instead of disclosing the requested information for each class of the outstanding convertible preferred shares, it believes it would be more useful to disclose the conversion of all of the outstanding preferred shares into an expected number of ordinary shares immediately upon the completion of the offering.  In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement to include the aforementioned disclosure, and undertakes to update the registration statement on Form F-1 with specific amounts when the estimated offering price range is available.

Non-GAAP Financial Measure, page 16

8.                                      You add share-based compensation expense to net income to derive adjusted net income in your reconciliation of net income to adjusted net income. Please revise to show the tax effect of the corresponding adjustment as a separate line item. Refer to Non-GAAP C&DI Question 102.11.

The Company respectfully advise the staff that share-based compensation awards were granted by 9F Inc., an entity incorporated in the Cayman Islands, and is not subject to income tax.  As a result, the adjustment of adding back the share-based compensation expense has nil tax effect on the adjusted net income.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 105 and 117 of the Revised Draft Registration Statement.

Risk Factors

We operate in emerging and evolving industries..., page 18

9.                                      Please indicate what you mean by the term “first-mover.”

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement by removing the term “first-mover.”

The laws and regulations governing the industries we operate in in China are developing and evolving..., page 18

10.                               You disclose that if the method of calculating the overall borrowing costs used by the PRC governmental authorities or the PRC courts is different from yours, or if a more stringent method is implemented in the future, the overall borrowing costs of some of your loan products could be deemed as exceeding 36% per annum, and the parts of the borrowing costs exceeding 36% per annum may be ruled as invalid, which would affect your results of operations and financial condition materially and adversely. As a result, the investors of your fixed income products may suffer losses, which would damage your reputation and harm your business. Were this to happen, your reputation, results of operations and financial condition would be adversely affected. Please disclose the amount of loans that exceed 36% since you may not be able to collect the outstanding balance on these loans and you disclose that the failure to collect these loans would adversely affect you.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Revised Draft Registration Statement.

If we fail to pass the compliance inspection and complete the record-filing for our lending information services..., page 20

11.                               Please revise this risk factor to provide more detail as to what the issues in Jiufu Puhui’s business operation were that were deemed not to be in full compliance with applicable laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 21 of the Revised Draft Registration Statement.

Our ability to protect the confidential information of our users and funding sources..., page 39

12.                               Please disclose whether or not you have been subject to any material breaches of any of your cyber-security measures.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

We have incurred net losses and negative cash flow from operating activities in the past..., page 48

13.                               Please revise this risk factor to quantify the net losses or negative cash flow from operations that you have incurred in the interim periods in 2018.

The Company respectfully advises the Staff that although it has incurred net losses and negative cash flow from operating activities in the past, it recorded net income and generated positive cash flow from operating activities in 2016 and 2017. Given the foregoing, the Company has revised the disclosure on page 48 of the Revised Draft Registration Statement. The Company acknowledges the Staff’s comment and undertakes to update the registration statement on Form F-1 to disclose 2018 financial information when the same is available.

Certain data and information in this prospectus were obtained from third-party sources..., page 50

14.                               Please note in this section that you commissioned the Oliver Wyman report.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement.

Any failure by our consolidated affiliated entities or shareholders of our consolidated affiliated entities..., page 55

15.                               We note your disclosure that your VIE agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Please confirm that contract arbitration provisions do not apply to claims under the US federal securities laws.

In response to the Staff’s comments, the Company has revised the disclosure on page 56 of the Revised Draft Registration Statement to clarify the arbitration clause of VIE agreements does not prevent shareholders of the Company from pursuing claims under the U.S. federal securities laws in the United States.

Substantial uncertainties exist with respect ..., page 59

16.                               We note the disclosure in the first paragraph on page 61, “(I)f we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal.” Please add this as a new risk and disclose possible adverse impacts.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Draft Registration Statement.

Dilution, page 90

17.                               Revise, if material, to add a footnote to the first Table and disclose the additional dilution if all of the convertible preferred shares is converted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 92 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan Performance, page 108

18.                               Please disclose credit metrics, such as delinquency rates by balance, delinquency rates by vintage, etc. for loans with terms of less than 12 months and loans with terms of more than 12 months.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109, 110 and 111 of the Revised Draft Registration Statement.

19.                               You disclose that you assign credit scores to borrowers based on your Insight-Credit Score model. Your Rainbow Rating system then translates the Insight-Credit Score into tiered credit approvals and pricing, and divides the eligible borrowers into seven grades. Please disclose the credit scores or grades assigned to your outstanding loans for the periods presented. Please also disclose the related credit score definition and the likelihood of expected credit loss for the credit score or grade.

In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 163 of the Revised Draft Registration Statement.

Results of Operations

Net Revenues, page 110

20.                               Please revise your next amendment to disclose revenue from wealth management products separately herein and throughout the document as appropriate. Please consider disclosing wealth management revenue in your disaggregation of revenues disclosures in the table on page F-18 as required by ASC 606-10-50-5 and 6.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128, 129, F-18 and F-19 of the Revised Draft Registration Statement.

21.                               You disclose that “the faster growth of post-origination service fees was due to a change in product mix, the percentage of service fees allocated to post-origination service increased significantly in 2017.” Please discuss and analyze the reasons why the percentage of service fees allocated to post-origination service increased significantly in 2017 due to a change in product mix.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Revised Draft Registration Statement.

Operating Costs and Expenses, page 111

22.                               Your sales and marketing expenses increased almost 87% in 2017 and your general and administrative expenses increased almost 483% in 2017. Please revise your next amendment to disclose:

(1)               Sales and marketing expenses by type (i.e. salaries and benefits, advertising, etc.) and to discuss and analyze any material period over period changes;

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement.

(2)               Why your sales and marketing expenses decreased as a percentage of total revenues from 51.7% in 2016 to 32.8% in 2017 due to improved effectiveness of your user acquisition efforts and user acquisition through online channels

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement.

(3)               General and administrative expenses by type (i.e. salaries and benefits, share-based compensation, research and development, etc.) and to discuss and analyze any material period over period changes.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

23.                               You disclose in your risk factors that if you fail to detect fraud you may be subject to liabilities. Please disclose the amount of losses due to fraud and discuss and analyze trends in losses incurred due to fraud.

The Company respectfully advises the Staff that as described on page 120 of the Draft Registration Statement (or page 123 of the Revised Draft Registration Statement), it has not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and do not assume credit risk in loans facilitated through its platform.  Given the foregoing, the investors or the institutional funding partners, instead of the Company, may suffer losses if the borrowers default on the loans.  The Company further respectfully advises the Staff that it has revised the disclosure on page 36 of the Revised Draft Registration Statement to clarify that there are regulatory uncertainties as to what extent online lending information intermediaries, including the Company, should exercise care in detecting fraud under the Interim Measures.

Critical Accounting Policies, Judgments and Estimates

Revenue recognition, page 123

24.                               Service fees charged to investors are collected at the inception and at the end of the investment terms. Please revise your next amendment to disclose the following concerning these service fees:

•                       (1) Quantify service fees and post-loan origination service fees charged to borrowers and investors in the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

•                       (2) Disclose why you collect service fees from investors at the inception and at the end of the investment terms.

The Company respectfully advises the Staff that it charges service fees to investors for loan facilitation and account management services. Depending on product types, these service fees are collected (i) at the beginning and the end, (ii) solely at the end, or (iii) solely at the beginning of the investment commitment period (in terms of automated investing tool) or the term of the loan (in terms of self-directing investing tool).  The Company believes that these payment term arrangements, as determined by the aforementioned timing of service fee collection, are more attractive to investors, as compared to charging investors the full amount upfront. Please refer to our supplemental disclosure on page F-17 for details.

•                       (3) Quantify service fees to investors collected at the inception of the investment term and the end of the investment term in the periods presented;

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

•                       (4) Consider disclosing service fees to borrowers and investors in your disaggregation of revenues disclosures in the table on page F-18 as required by ASC 606-10-50-5 and 6.

In response to the Staff’s comment, the Company has revised the disclosures on page F-19 to supplement the disaggregation of revenues by product offering.  The Company respectfully advises the Staff that in 2016 and 2017, loan products revenues represented the portion of service fees that were charged to borrowers through the Company’s online lending platform business, and revenues from wealth management products were mainly derived from fixed income products and represented the portion of service fees that were charged to investors in the Company’s online lending platform business.

•                       (5) Disclose how you account for the service fees to investors collected at the end of the investment term.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

Quality Assurance Fund Liability, page 125

25.                               You disclose that you entered into an arrangement with Nanfeng Guarantee for loans with durations longer than 12 months in September 2017. You also disclose you entered into an enhanced investors’ protection plan with Guangdong Success with respect to loans with terms of more than 12 months in January 2018. Please address the following:

(1)               Tell us why you signed a new agreement with Guangdong Success only a few months after you signed an agreement with Nanfeng Guarantee for loans with durations longer than 12 months.

The Company respectfully advises the Staff that it signed a new agreement with Guangdong Success in January 2018 primarily because compared to Nanfeng Guarantee, Guangdong Success provides investor protection with a higher upper limit of compensation for loans with terms of over 12 months.

The Company further respectfully advises the Staff that as described on page 158 of the Draft Registration Statement (or page 164 of the Revised Draft Registration Statement), under the enhanced investors’ protection plan adopted in September 2017, if a loan with a term of over 12 months became past due for a certain period, the upper limit of compensation provided by Nanfeng Guarantee is the cash available in the depository account.  The Company further respectfully advises the Staff that as described on page 158 of the Draft Registration Statement (or page 165 of the Revised Draft Registration Statement), under the further upgraded investors’ protection plan adopted in January 2018, if a loan with a term of over 12 months becomes past due for a certain period, the upper limit of compensation provided by Guangdong Success is the cash available in the depositary account plus a cap (the “Cap”) of five times of the guarantee fee paid by the borrowers.  For details about the Cap, please refer to the response under bullet point #3 below.

(2)               Disclose any differences between the investor protection plans offered by Nanfeng Guarantee and Guangdong Success.

The Company respectfully advises the Staff that the most significant difference between the investor protection plans offered by Nanfeng Guarantee and Guangdong Success is that Guangdong Success provides investor protection with a higher upper limit of compensation than Nanfeng Guarantee provided for loans with a term of over 12 months.  The Company has revised the disclosure on page 165 of the Revised Draft Registration Statement to clarify the upper limits of compensation offered by Guangdong Success. For details, please refer to the response under bullet point #1 above.

(3)               Revise to clarify your disclosure that “Guangdong Success will make additional repayment up to a cap equal to certain times of the guarantee fee we paid to Guangdong Success” since it is unclear how the cap is equal to certain times of the guarantee fee we paid to Guangdong Success.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of the Revised Draft Registration Statement to clarify that the Cap is equal to five times the guarantee fees paid by the borrowers.

(4)               Tell us the cap percentage and how you determined the cap percentage.

The Company respectfully advises the Staff that under the further upgraded investors’ protection plan adopted in January 2018, if a loan with a term of over 12 months becomes past due for a certain period, the upper limit of compensation for Guangdong Success is the cash available in the depository account plus the Cap.  The Cap is a commercial agreement between Guangdong Success and the Company.  This Cap was offered by Guangdong Success and accepted by the Company. The Company does not know exactly what factors Guangdong Success took into consideration when Guangdong Success proposed this Cap.  It is likely that Guangdong Success may take into consideration of the competition landscape and its assessment of the overall market.  Pursuant to its agreement with the Company, Guangdong Success is obligated to repay the investors within the upper limit of the cash available in the depositary account plus five times the guarantee fee paid by the borrowers.

26.                               You disclose on page 29 that there are loans with durations less than 12 months (inclusive of 12 months) that are not covered by the third party insurance program. Please disclose the amount of these loans, credit metrics for these loans and the protection offered to investors, if any, for these loans.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Draft Registration Statement.

Business

Our Products and Services, page 147

27.                               You disclose that loan prepayments require your pre-approval. Please disclose the factors you consider in pre-approving prepayments, the percentage of loan prepayments and the amount of any prepayment fees associated with loan prepayments.

The Company respectfully advises the Staff that the Company generally approves all the prepayment requests made by the relevant borrowers. The Company believes the approvals of such requests enhance the relationship between the Company and such borrowers, as well as eliminate the potential default risk, which in turn, affords better protection to the investors. From the Company’s point of view, the pre-approval procedure is established to allow the borrowers to learn of the prepayment fees and make well-informed decisions on the prepayments.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Revised Draft Registration Statement.

28.                               Please tell us how your lending process is structured for your automated investing tools to invest in fixed income products. Please tell us the following:

•                        (1) how investor committed funds are matched with borrower loan requests. Please include an example walking through the process whereby investor committed funds are matched with borrower loan requests;

The Company respectfully submits to the Staff that a general matching process structured for its automated investing tools goes as follows: (i) a borrower applies for a loan or a loan drawdown, based on the loan product he or she is utilizing; (ii) once the Company approves the application, the Company puts this specific loan/loan drawdown in a pool of loans/loan drawdowns for future matching; (iii) investors, after selecting a specific investment program under the fixed income products, make the investment; (iv) the platform of the Company, benefiting from its proprietary algorithm, matches investments from certain investors to certain loans/loan drawdowns; and (v) once the matching is done, the loan agreement will be entered into between the investor and the borrower, and the relevant investment amount will be deducted from the investors’ account to fund the loans/loan drawdowns matched to them.  Each loan facilitated by the Company could be funded by multiple investors, and the total investment amount from each investor could be divided up to fund multiple loans.

•                        (2) whether certain loans are funded by multiple investors;

The Company respectfully submits to the Staff that certain loans are funded by multiple investors.

•                        (3) whether investor funds are divvied up to fund multiple loans;

The Company respectfully submits to the Staff that investor funds may be divvied up to fund multiple loans.

•                        (4) if other legal entities are used to facilitate the flow of funds and, if so, who these legal entities are, if you control these legal entities, and how these legal entities are accounted for.

The Company respectfully advises the Staff that it uses China Huaxia Bank Beijing branch as a custodian bank to transfer funds between borrowers and investors.   Shanghai Fu You Payment Service Co., Ltd. and Lianlian Yintong Electronic Payment Co., Ltd., two third-party payment processing platforms also help the Company to process the fund transfers through China Huaxia Bank Beijing branch. The Company has no control over any of the above mentioned bank or third-party payment processing platforms, nor is the Company considered to be a related party to those entities. The payment processing related fees paid by the Company to those entities are recorded as origination and servicing expenses.

•                        (5) how you concluded that off-balance sheet accounting is appropriate for loans facilitated on your platform.

The Company respectfully advises the Staff that the Company enters into an investment consultation and management service contract with the investor for loan facilitation and account management services. The investment consultation and management service contract confirms the Company’s role in the arrangement is to provide an online platform for the investors and borrowers to establish a direct lending and borrowing relationship.  The investors can choose either to make their own decision on whether or not they will originate a loan to the borrower identified based on the credit assessment performed by the Company, or authorize the Company to make the decision on their behalf taking into account the investors’ lending requirements by using the automated investment tool. As a result of these services provided by the Company, it is entitled to receive service fees from the investors, which are obligated to remit such service fees to the Company at the beginning and end of the investment period.

On the borrowers’ side, the Company enters into an information consultation and credit management service contract with the borrower for the credit assessment, lender referral, loan facilitation and management services. This information consultation and credit management service contract confirms the Company’s role in the arrangement is to provide an online platform for the investors and borrowers to establish a direct lending and borrowing relationship. The Company charges service fees to borrowers at loan inception.

Once borrower and investor are matched and the loan is approved, the investor and the borrower will enter into a loan agreement. The Company does not sign the loan agreement as the contracting party, but rather is merely referred to as the online platform and credit assessment, loan facilitation and post-origination service provider. The loan agreement establishes the lender-borrower relationship between the investor and the borrower. In accordance with the loan agreement, the investor is identified as the legal lender in the arrangement. General details of the lending arrangement i.e. principal, loan term, interest rate, method of repayment, and time of repayment are stipulated in the loan agreement.

Upon the signing of the loan agreement, the Company will send payment instructions to its custodian bank, which keeps the investor’s bank account to release the funds directly to the contracted borrower. The Company will provide post origination services to the investors by providing repayment processing services to the investors and borrowers over the loan term, including repayment reminders.

In determining whether the off-balance sheet accounting is appropriate for loans facilitated on its platform, the Company considered the following guidance.

The Master Glossary to the Accounting Standard Codification (“ASC”) defines Financial Asset and Financial Liability, as follows:

“Financial Asset

Cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to do either of the following:

a. Receive cash or another financial instrument from a second entity

b. Exchange other financial instruments on potentially favorable terms with the second entity

A financial asset exists if and when two or more parties agree to payment terms and those payment terms are reduced to a contract. To be a financial asset, an asset must arise from a contractual agreement between two or more parties, not by an imposition of an obligation by one party on another.

Financial Liability

A contract that imposes on one entity an obligation to do either of the following:

a. Deliver cash or another financial instrument to a second entity

b. Exchange other financial instruments on potentially unfavorable terms with the second entity.”

Inherent in the definition of Financial Asset and Financial Liability is the concept of contractual right and contractual obligation, respectively.

In the Company’s case, it not only provides a platform to connect borrowers with investors and in some circumstances, it will invest the investors’ funds on behalf of the investors. To both borrowers and investors, the Company is an intermediary providing loan facilitation and allied services in return for a service fee.

Under the investment consultation and management service contract, if the investor chooses to use the automated investing tool, he/she gives the Company an irrevocable authority to invest the investor’s funds during the investment commitment period on behalf of and in the name of the investor. For every investment made during the investment commitment period, a loan agreement is entered into in the name of the investor as the lender. Thus, the Company is not the originator of the loan to the borrower. Rather the Company facilitates the investor and borrower transacting with each other. Under the loan agreement, the investor has the contractual right to recover against the borrower and not the Company. The Company is not the lender of record and it does not have any creditor rights over the borrower.

At the end of the investment commitment period, the existing investor has the ability to request the Company to assist the investor in transferring his or her lender’s creditor right in the loan agreement to a third party investor (“New Investor”) and return the funds invested by the investor.  However, if no New Investor accepts to make the investment in the underlying loan, the existing investor is required to continue as a lender and has no recourse or ability to demand repayment from the Company or the borrower. The existing investor is legally obligated to remain invested in the loan until a New Investor can be identified or until the maturity of the underlying loan.  Even at the end of the investment commitment period, the Company has no contractual obligation to assume the existing investor’s creditor rights.

Prior to August 2016, the Company provided guarantee to its investors in the form of a quality assurance fund to reduce their exposure to credit risk from default.  This guarantee was provided as a protection to incentivize the investors to utilize the Company’s credit assessment model to support its lending decisions. When a new loan was facilitated, the Company collected quality assurance fund from borrowers and deposited it in a custodian bank account. If the borrower defaulted on a loan, the quality assurance fund was used to repay unpaid principal and interest of the defaulted loan up to the balance of the quality assurance fund on a portfolio basis. The Company recorded a liability for this guarantee obligation under ASC 460.

In August 2016, the Company began to replace the previous model with new investors’ protection plans under which the Company no longer provides guarantee to the investors, and therefore is not obligated for any credit losses that might be suffered by the investors. Instead, third party guarantee companies or insurance companies were introduced to provide the guarantee protections to investors.

ASC 860 is based on a control model. Although not directly applicable, by referencing to the control model, the Company noted that the control over the loan receivable from the borrower stays with the investor at all times, including upon default by the borrower, and the Company is not the primary obligor to lender under loan agreement under the PRC laws, and therefore the Company should not record a receivable from the borrower or a payable to the investor.

Given the foregoing, the Company concluded that the investor is the originator and legal title holder of the loans based on the legal agreements specified above. The Company only provides a facilitation platform and performs credit assessment services that identifies potential borrowers to the investors that meets the investors’ lending requirements.

Additionally, the Company notes the following:

•                  Prior to August 2016, when the Company provides guarantee to investors, the guarantee payments to the investors do not confer legal title of the loans to the Company under PRC laws.

•                  In the event of the Company’s bankruptcy, the Company’s creditors are not able to recover value from any of the loans facilitated by the Company through this arrangement because the investor (and not the Company) has legal title of the loans. As a result, the Company’s creditors cannot recover the loans in the event of the Company’s bankruptcy under PRC laws.

•                  The investors have the ability to sell or pledge the loans without the Company’s consent because they have legal titles of the loans and therefore have the ability to sell or pledge the loans under PRC laws.

Based on the considerations above, the Company has determined that the off-balance sheet accounting is appropriate for loans facilitated on its platform.

29.       You disclose on page 50 that, “If an investment commitment period ends during the term of an underlying loan, we will facilitate the investor’s exit on the investor’s behalf by transferring his or her rights with respect to the underlying loans. There is no guarantee that the transfer of the underlying loans upon the expiry of the investment commitment period will be arranged successfully.” Please revise your next amendment to disclose how, and by whom, these loans are funded if an investment commitment period ends during the term of an underlying loan.

In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Revised Draft Registration Statement.

Our Products and Services, Non-revolving products, page 148

30.                               Please provide more detail as to what a home rental loan is and how it works.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Revised Draft Registration Statement.

Loan Facilitation - Borrower Transaction Process, page 154

31.                               Please provide more detail regarding the process a borrower and lender must go through in order to utilize one of your typical loans. Describe what information a potential borrower provides to you, how you verify that information, what the range of potential interest rates that a borrower may be subject to, the average size of the loans you provide, the weighted average interest rate your products, and any other information that could provide a more detailed understanding of your loan products from a borrower’s perspective.

In addition, please provide additional detail regarding the information a potential investor provides to you when they decide to invest in your loan products. What is the minimum investment, what discretion does the investor have, what information about the borrow does the investor receive, what is the average rate of return on these investments, and any other information that could provide a more detailed understanding of your loan products from an investor’s perspective.

In response to the Staff’s comment, the Company has revised the disclosure on pages 153, 154, 155, 156, 160 and 161 of the Revised Draft Registration Statement.

Risk Management, Data Collection, page 155

32.                               Please revise this section to specify what data you collect in your credit assessment process.

In response to the Staff’s comment, the Company has revised the disclosure on page 161 of the Revised Draft Registration Statement.

Related Party Transactions, Transactions with Certain Directors and Senior Management and Entities Controlled by our Directors and Senior Ma, page 205

33.                               We note that your disclosure indicates that you have included the “major” transactions with your directors and senior management. Please confirm that you have disclosed all of the related party transactions that are required by Item 7.B.1 of Form 20-F.

Item 7.B.1 of Form 20-F requires the Company to disclose the nature and extent of any transactions or presently proposed transactions which are material to the company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the company or any of its parent or subsidiaries was a party. The Company respectfully advises the Staff that it has disclosed all of the related party transactions that are required by Item 7.B.1 of Form 20-F. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 210 and 211 of the Revised Draft Registration Statement.

Limitations on Obligations and Liability to ADS Holders, page 226

34.                               We note your disclosure on page 228 that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company’s shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address any questions as to enforceability. Finally, please revise the disclosure and the deposit agreement to state that, by agreeing to the provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 77, 78 and 234 of the Revised Draft Registration Statement, which is, however, subject to changes after the Company has engaged the depositary bank and finalized the form of deposit agreement.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

35.                               Please revise your next amendment to quantify cash incentives paid to existing investors, cash incentives paid to new investors, cash incentives recognized as a reduction of revenue for the periods presented and to disclose the GAAP guidance used to account for these cash incentives.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-17 and F-18 of the Revised Draft Registration Statement.

36.                               You recognize revenues in ‘Other revenues’ related to the online shopping platform, One Card Mall. Please address the following concerning these revenues:

•                        (1) Tell us the revenue related to the online shopping platform in the periods presented.

The Company respectfully advises the Staff that revenue recognized related to its proprietary online shopping platform called “One Card Mall” in the years ended December 31, 2016 and 2017 were RMB91 thousand, and RMB6,042 thousand (US$929 thousand), respectively.

•                        (2) Tell us about the nature and the business purposes of the advances to suppliers.

The Company respectfully advises the Staff the business purposes of the components to the advances to suppliers as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
	RMB (in millions)	RMB (in millions)
Advances for advertising services (Note 1)	—	224
Deposits to merchant partners (Note 2)	3	4
Others	—	48
Total	3	276

Note 1 — The advances for advertising services consisted of prepayments required by the Company’s advertisement service providers.

Note 2 — The Company’s One Card users can draw upon their approved credit limits to purchase merchandise on the One Card Mall.  Certain of the merchant partners connected by One Card Mall require deposits to be maintained by the Company as a guarantee for subsequent cash settlement from the Company to the merchant partners.

•                       (3) Tell us the gross components of revenue and expenses related to the online shopping platform in the periods presented.

The Company respectfully advises the Staff that the total gross sales generated from its online shopping platform were approximately RMB5 million and RMB162 million (US$ 25 million)  in 2016 and 2017, of which approximately RMB5 million and RMB156 million (US$24 million) were paid or payable to its e-commerce merchant partners as costs of merchandise sold.

•                       (4) Tell us how you determined that you are acting as an agent for the suppliers and the accounting guidance you relied upon to form this conclusion.

The Company respectfully advises the Staff that One Card Mall is the Company’s proprietary online shopping platform connecting its One Card users (“customers”) and external suppliers (“Merchant Partners”) where the customers can draw upon their approved credit limits to finance their purchases.  One Card Mall provides the customers with a single point from which to browse and purchase products made available by the Merchant Partners.  Merchant Partners operate their businesses as ecommerce retailers.  The goods are directly delivered to the customers by the Merchant Partners.  The Company requires payments from customers before orders are processed.  Once the orders are processed, the goods are directly delivered to the customers by the Merchant Partners.  The Company believes services offered by its One Card Mall business are (1) to operate a marketplace in which Merchant Partners offer their goods and customers purchase the goods that are offered by the Merchant Partners and (2) to provide payment settlement for the purchases of the goods once the payments are received from the customers.  Accordingly, the Company has determined its performance obligation is a service to arrange for the goods to be provided by the Merchant Partners.  The Company concludes that it does not control the specified goods before they are transferred to customers.  As part of reaching that conclusion, the Company considers the following indicators in accordance with ASC 606-10-55-39.

ASC 606-10-55-39 states that

Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

a.              The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

Analysis of factor: The Company operates an online shopping platform for its Merchant Partners to display their merchandise and for the customers to browse the merchandise.  When the customers decide to purchase the products from the One Card Mall, the Company facilitates the financing of the purchase based on its pre-approved credit limit granted to the customers.  The Company does not provide any fulfillment services to its customers other than submitting their purchase orders to the relevant Merchant Partners upon their orders placed on the One Card platform.  Once the sales orders are processed by the Merchant Partners, the Company is responsible for submitting payments to the Merchant Partner on behalf of the customers.  The goods are directly shipped by the Merchant Partners.  In other words, the Merchant Partners are primarily responsible for fulfilling the order to provide the goods to the customer.  The Company is neither obliged to provide the goods if the Merchant Partners fail to deliver the goods to the customers nor responsible for the acceptability of the goods.  Any subsequent correspondence or requests for returns/exchange can be initiated by the customer via the One Card Mall APP, and would be automatically directed to the Merchant Partners.  The Company will not deal with any sales returns/exchanges and the Merchant Partner has the ultimate responsibility to resolve any inquiry from the customer.

b.              The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

Analysis of Factor: The Company does not take legal title of the merchandise inventory displayed on the One Card Mall nor does the Company takes legal title to the merchandise inventory at any point prior to the goods being shipped.  As such, the Company does not commit to obtain the goods from the Merchant Partner before the goods are purchased by the customers.  The customer has a right of return against the Merchant Partners and any returns are directly shipped back the relevant Merchant Partners. While the customers initiate his or her request to return the goods via One Card Mall APP, the customer can see that such request has been forwarded to the Merchant Partner and is able to track whether or not the request of return has been accepted by the Merchant Partner.

c.               The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Analysis of Factor: The selling prices of the merchandise displayed on One Card Mall are determined by the Merchant Partners and the Company does not have any discretion in establishing the prices of merchandise displayed on One Card Mall.

Given the foregoing, the Company respectfully advises the Staff that it believes that it does not obtain control of the goods before the goods are delivered to the customers, and therefore it is acting as an agent.  In other words, the Company’s performance obligation is to arrange for the Merchant Partners to deliver the goods to the customers.  As an agent, the Company recognizes as revenue the commission or fee it earns when or as it satisfies its performance obligation of arranging for the specified goods to be provided by the Merchant Partners in accordance with ASC 606-10-55-38.

37.                               You disclose that you charge investors service fees for early termination if a cash-out request is made within the investment commitment period. Please disclose your revenue recognition policy for early termination fees and if material, the amount of the early termination fees.

The Company respectfully advises the Staff that the Company recognizes the early termination revenue when the early termination actually happens. The early termination fees were RMB0.4 thousand and RMB1,059 thousand (US$163 thousand) in 2016 and 2017, which are not material for the years presented. Given the foregoing, the Company further respectfully advises the Staff that it believes that it is not necessary to disclose the early termination fees.

Notes to Consolidated Financial Statements For the Years Ended December 31, 2016 and 2017

Note 13. Share-Based Compensation, page F-43

38.                               Please revise your next amendment to provide information which identifies the share-based compensation expense recognized with each issuance of share options.

In response to the Staff’s comment, the Company has revised the disclosure on page F-48 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Elsie Zhou, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                      Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Ting Zhou, Co-CFO, 9F Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP